UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21 2011

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: September 21 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

Computershare If undeliverable Investor please Services return to Pty Limited Melbourne GPO BOX 782 Vic 3001 Australia

POSTAGE AND AUSTRALIA

bhpbilliton

resourcing the future

BHP Billiton Limited shareholder Pack 2011

Company reports online

Access 2011 Annual Report, Summary Review,

Notice of Meeting, Sustainability Report

And other information online – visit www.bhpilliton.com

Vote online

Visit www.bhpilliton.com and select ‘vote online’

43424_2_6/000001/000001

133047_014SEL

All Registry communications to:

BHP Billiton Share Registrar

Computershare Investor Services Pty Limited

GPO Box 782

Melbourne Victoria 3001

Australia

Questions from Shareholders

The Annual General Meeting (AGM) of BHP Billiton Limited will be held at the Melbourne Convention and Exhibition Centre, South Wharf, Melbourne Victoria on Thursday, 17 November 2011 at 10:30am (Melbourne time). Shareholders who are unable to attend the meeting or who may prefer to register questions in advance, are invited to do so. This form is provided as a convenient way to submit any questions you may have.

Please return your completed question form to our Share Registrar, Computershare Investor Services Pty Limited, GPO Box 782, Melbourne VIC 3001, or by facsimile to 1800 783 447 (outside Australia +61 3 9473 2555) by Thursday,

10 November 2011. The envelope provided for the return of your proxy form may also be used for this purpose.

You may also submit written questions to the auditor if the questions are relevant to the content of the auditor’s report or the conduct of the audit of the financial report to be considered at the AGM.

We will endeavour to address the more frequently raised questions during the course of the AGM. In addition, we will post the most frequently asked questions on our website, together with answers.

Question(s): Please mark X if it is a question directed to the Auditor

1. 2. 3. 4. 5.

Thank you for your time.

B H P B

BHP Billiton Limited

A member of the BHP Billiton Group which is headquartered in Australia Registered in Australia ABN 49 004 028 077

133047_014SEL

BHP Billiton Limited
Registered in Australia
ABN 49 004 028 077

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 782 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 656 780
(outside Australia) +61 3 9415 4020
Facsimile (within Australia) 1800 783 447
Facsimile (outside Australia) +61 3 9473 2555

LODGEMENT OF YOUR PROXY FORM

This proxy form must be received by 10:30am (Melbourne time) on Tuesday, 15 November 2011

Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled meeting.

How to complete this proxy form

If you are unable to attend the Annual General Meeting to be held in Melbourne on Thursday, 17 November 2011 at 10:30am (Melbourne time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. Note that if you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act.

Appointment of a second proxy

A shareholder is entitled to appoint up to two persons (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. An additional proxy form will be supplied on request.

Any questions?

Telephone: (within Australia) 1300 656 780; (outside Australia) +61 3 9415 4020 if you have any questions on how to complete this proxy form or you would like an additional proxy form.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or not to cast any vote) on any resolution, place a mark ("X") in the "For", "Against" or "Abstain" box.
If you mark more than one box on a resolution, your vote on that resolution will be invalid. If you mark the "Abstain" box for a particular resolution, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority.

Where the Chairman of the Meeting is acting as your proxy, you can direct him/her how to vote on Items 18, 19 and 20 by either marking the boxes for Items 18, 19 and 20, or by marking the box in the section of the proxy form titled **Items 18, 19 and 20 - Direction to the Chairman of the Meeting to cast votes** (in which case the Chairman of the Meeting will vote in favour of these items of business).

Signing Instructions

You must sign this proxy form as follows in the spaces provided:
Individual: where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.
Joint holding: where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney: to sign under Power of Attorney, you must have already lodged the Power of Attorney with the Share Registrar for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it.
Companies: where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.
If a representative of a company shareholder or a company proxy is to attend the meeting the appropriate "Appointment of Corporate Representative Form" should be produced prior to admission. This form may be obtained from BHP Billiton Limited's Share Registrar.

Internet voting

Go to www.bhpbilliton.com, and click on "vote online" then follow the instructions. To access this service you will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is printed on the top right hand corner of this proxy form.

Documents may be lodged:

VIA THE INTERNET
www.bhpbilliton.com
(refer internet voting instructions above)

BY FAX
Within Australia 1800 783 447
Outside Australia +61 3 9473 2555

BY MAIL
Share Registrar
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Victoria 3001 Australia

IN PERSON
Share Registrar
Computershare Investor Services Pty Limited, Yarra Falls,
452 Johnston Street, Abbotsford
Melbourne Victoria 3067 Australia

BHPB
133047_014SEL

bhpbilliton
resourcing the future

Appointment of Proxy

I/We being a member/s of BHP Billiton Limited and entitled to attend and vote hereby appoint

☒ the Chairman of the Meeting (mark box with an 'X') **OR** [ ] Write here the name of the person (or body corporate) you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given, as he or she sees fit, at the Meeting of BHP Billiton Limited to be held at the Melbourne Convention and Exhibition Centre, South Wharf, Melbourne Victoria on Thursday, 17 November 2011 at 10:30am (Melbourne time) and at any adjournment thereof.

Items 18, 19 and 20 – Direction to the Chairman of the Meeting to cast votes

[ ] **I/we direct the Chairman of the Meeting to vote in accordance with his/ her voting intentions on Items 18, 19 and 20 (except where I/we have indicated a different voting intention below) and acknowledge that the Chairman of the Meeting may exercise my/our proxy even though Items 18, 19 and 20 are connected directly or indirectly with the remuneration of a member of key management personnel.**

By marking this box, you direct the Chairman of the Meeting to vote in accordance with his/her voting intentions on Items 18, 19 and 20 as set out below and in the Notice of Meeting.

If you do not mark this box, and you have not directed your proxy how to vote on Items 18, 19 and 20, the Chairman of the Meeting will not cast your votes on Items 18, 19 and 20 and your votes will not be counted in computing the required majority. If the Chairman of the Meeting is acting as your proxy you can direct him/her how to vote by either marking the boxes for Items 18, 19 and 20, or by marking this box (in which case the Chairman of the Meeting will vote in favour of Items 18, 19 and 20).

The Chairman of the Meeting intends to vote all available proxies in favour of items 18, 19 and 20.

Please Note: to fully inform shareholders in exercising their right to vote, please be aware that if the Chairman is appointed as your proxy, the Chairman intends to vote available proxies in the manner set out beside each resolution:

Voting directions to your proxy

Please mark ☒ (within the box) to indicate your directions

		Item	For	Against	Abstain
For	1	To receive the 2011 Financial Statements and Reports for BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	2	To elect Lindsay Maxsted as a Director of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	3	To elect Shriti Vadera as a Director of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	4	To re-elect Malcolm Broomhead as a Director of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	5	To re-elect John Buchanan as a Director of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	6	To re-elect Carlos Cordeiro as a Director of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	7	To re-elect David Crawford as a Director of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	8	To re-elect Carolyn Hewson as a Director of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	9	To re-elect Marius Kloppers as a Director of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	10	To re-elect Wayne Murdy as a Director of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	11	To re-elect Keith Rumble as a Director of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	12	To re-elect John Schubert as a Director of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	13	To re-elect Jacques Nasser as a Director of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	14	To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc	[ ]	[ ]	[ ]
For	15	To renew the general authority to issue shares in BHP Billiton Plc	[ ]	[ ]	[ ]
For	16	To approve the authority to issue shares in BHP Billiton Plc for cash	[ ]	[ ]	[ ]
For	17	To approve the repurchase of shares in BHP Billiton Plc	[ ]	[ ]	[ ]
For	18	To approve the 2011 Remuneration Report	[ ]	[ ]	[ ]
For	19	To approve termination benefits for Group Management Committee members	[ ]	[ ]	[ ]
For	20	To approve the grant of awards to Marius Kloppers under the GIS and the LTIP	[ ]	[ ]	[ ]

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

B H P B 1 3 3 0 4 7 A

133047_01ASEL

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In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.